Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BOXABL INC.
6120 N. Hollywood Blvd. #104
Las Vegas, NV 89115
https://www.boxabl.com/

Up to $3,929,999.81 in Series A-1 Preferred Stock at $0.71
Minimum Target Amount: $9,999.64

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BOXABL INC.
Address: 6120 N. Hollywood Blvd. #104, Las Vegas, NV 89115
State of Incorporation: NV
Date Incorporated: December 02, 2017

Terms:

Equity

Offering Minimum: $9,999.64 | 14,084 shares of Series A-1 Preferred Stock
Offering Maximum: $3,929,999.81 | 5,535,211 shares of Series A-1 Preferred Stock
Type of Security Offered: Series A-1 Preferred Stock
Purchase Price of Security Offered: $0.71
Minimum Investment Amount (per investor): $499.84

<u>Live Offering Perks*</u>

$3,000+ Boxabl pays your first Casita mortgage payment (Casita portion only, not land or installation).

$5,000+ Get $500 off MSRP on your Casita

$7,500+ Get listed on website as Boxabl certified installer (after training)

$10,000+ Get $1,000 off MSRP on your Casita

$15,000+ Move to the priority waitlist. Get early access to a Casita beta testing program.

$25,000 Get $2,500 off MSRP on your Casita

$40,000 Get $4,000 off MSRP on your Casita

$50,000+ Priority waitlist for distribution, dealer program

$100,000+ Priority waitlist for Boxabl factory franchise

$107,000+ Get a 10% discount off MSRP on a 20 Boxabl order

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Boxabl, Inc. has created a building system that's compatible with scalable factory mass production. Our mission is to significantly lower the cost of homeownership for everyone.

Boxabl plans to manufacture "Building Boxes," which consists of room modules that ship to site at a low cost and are stacked and connected to build most shapes and styles of finished buildings.

Our first product available for sale is our "Casita," an accessory dwelling unit featuring a full-size kitchen, bathroom, and living area. We believe there is significant market interest in our product based on receiving reservations from over 20,000 potential customer; some of whom have placed small deposits to formalize their pre-order of the Casita when production begins. The pre-orders to not obligate anyone to finalize a purchase or complete their order. We are currently setting up a factory to mass produce the Casita.

The Boxabl Solution

The Boxabl product represents a new take on modular construction. A factory finished room module system that can be quickly stacked and arranged on site, and that provides the majority of the building envelope and functions. This allows builders to dramatically reduce build time and costs while increasing quality and features. The Boxabl product is a large, almost 20 ft. in length room that folds down to 8.5 ft. wide for shipping, and still has sufficient space for factory installed kitchens, bathrooms and more. Each unit is a separate Box. Our Boxes take the heavy lifting of a building's construction out of the field and moves it into the factory, where it belongs. Once the Boxes arrive at the jobsite, Boxes are assembled together in a plug and play manner by builders who have been trained and certified by Boxabl to create a finished home of almost any size and style. A typical Box can be assembled in one day. Speed, quality, features and price of the Boxabl product are superior to traditional building methods.

Shipping Solution

The first step in factory manufacturing of large buildings is creating a feasible shipping solution. Our goal was to ship without the need for oversized loads. Oversized loads have extra permitting, follow cars, police escorts, restricted routes and other problems that increase cost dramatically. Our design achieves the largest possible room that is able to fit into standard shipping dimensions, meeting highway, sea and rail transportation requirements.

Smart Manufacturing

Boxabl Boxes are not built like traditional homes, they have been engineered with mass production in mind. This redesign includes a significant reduction in the number of components involved in the manufacturing process. Boxabl Boxes will be built with a laminated panel technology instead of a standard stick frame construction. This means each wall panel that Boxabl manufactures consists of a fewer individual components. A comparable traditional wall has thousands of individual components and requires 3+ separate skilled trades to complete (e.g., framing, sheetrock, exterior finish, etc.). Many raw materials in the Boxabl will be processed by off the shelf computer numerical control (CNC) equipment. The use of CNC equipment will give us a degree of automation right away, which we intend to expand to allow for the

manufacturing process to be more fully automated.

Boxabl was originally formed as a Nevada limited liability company in 2017 and converted into a Nevada corporation in 2020.

Competitors and Industry

Stick framing, invented over 100 years ago, is still the most popular residential building method. Stick framing means laborers build homes one at a time, by hand, using simple tools. A slow, expensive and labor-intensive process that has not transitioned to modern manufacturing processes. No mass production, no robotics, no economies of scale, no assembly line, and costs that are dependent on the availability of construction labor, which has experienced shortages in recent years.

According to the Associated General Contractors of America, 81% of construction firms have reported difficulty in filling salaried and hourly craft positions. Despite the labor issues, the construction market is still active. According to the US Census Bureau, privately owned housing starts in January 2021 were a seasonally adjusted annual rate of 1,580,000, which represents a 6.0% reduction from the estimated housing starts in December 2020 of 1,680,000, and 2.3% below the January 2020 rate of 1,617,000. We anticipate the economic turmoil resulting from COVID-19 may result in some decreases in housing construction, that may be abating. For instance, the US Census Bureau reported 1,881,000 seasonally adjusted building permits in January 2021, which is 10.4% above the December 2020 estimate of 1,704,000, and 22.5 above the January 2020 rate of 1,536,000.

Changes in zoning laws designed to increase housing density and solve housing affordability are allowing people around the country, and especially in California, to build accessory dwelling units ("ADUs") for use and rent. In the city of Los Angeles alone, almost 5,000 ADU permits were issued in 2018. This is a burgeoning market for which the Boxabl product is well positioned. While we believe ADUs are an easy way to enter the market, Boxabl is not limited to small residential units. The Boxabl product can be used in a wide range of building types — residential, commercial, high rise, multi family, apartment, disaster relief, military, labor housing, and more.

Our competition can be broken into the following categories:

• Stick Built: Traditional home building method, which accounts for majority of the market. Raw materials are brought to site and built by hand into finished buildings. This market is made up of many small builders. We think this group represents our likely customer base, as we provide them with a better solution.

• Manufactured: Manufactured homes are standardized homes built in a factory and shipped to site. These homes are generally built to a standard called the nation HUD code and attempt to come in at the lowest cost possible. The defining factor with this product is that they are generally deemed personal property and not real property. Only a few large companies dominate this category.

• Modular: Modular homes are factory-built homes required to be built to the same or higher building code standards of stick-built homes. These homes are generally more customizable than a manufactured home.

• Panelized systems: Wall panels with different levels of finish are built in a factory and then assembled onsite, usually by those doing stick-built construction.

In addition, there are a few new and notable housing startups trying to address the problems in the housing markets. We see later-stage startups such as Blokable, Katerra, Factory OS, and Rad Urban, as direct competitors but will also benefit from their efforts to make innovative design and construction the new norm in home building.

Current Stage and Roadmap

Current Stage

Currently, we are setting up a 170,000 ft factory in North Las Vegas, Nevada. This factory is planned to produce thousands of Casitas.

Future Roadmap

We plan to set up an operational factory this year and sell to the general public early next year.

The Team

Officers and Directors

Name: Galiano Tiramani

Galiano Tiramani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Director
  Dates of Service: December 02, 2017 - Present
  Responsibilities: Responsible for business development. Salary $150k.

Name: Paolo Tiramani

Paolo Tiramani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 02, 2017 - Present
  Responsibilities: Responsible for managerial decisions. Salary $150k.

Name: Greg Ehlers

Greg Ehlers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Oversees operations. Salary $250k.

Other business experience in the past three years:

- **Employer:** CMG Securities
  Title: Consultant
  Dates of Service: January 01, 2019 - February 01, 2021
  Responsibilities: Provides consulting services.

Other business experience in the past three years:

- **Employer:** SRO Services
  Title: Managing Director
  Dates of Service: January 01, 2016 - February 01, 2021
  Responsibilities: Oversee business operations.

Name: Hamid Firooznia

Hamid Firooznia's current primary role is with Firooznia & Mekul Certified Public Accountants, P.C.. Hamid Firooznia currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor and Board Member
  Dates of Service: December 02, 2017 - Present
  Responsibilities: Advising the company. Hamid does not receive compensation for this role.

Other business experience in the past three years:

- **Employer:** Firooznia & Mekul Certified Public Accountants, P.C.
  Title: CPA
  Dates of Service: March 22, 1984 - Present
  Responsibilities: Provides support with taxes and financial statements.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the preferred stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series A Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Series A-1 Preferred Stock in the amount of up to ~$3.93M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants of one type of service, providing modular buildings. Our revenues are therefore dependent upon the market for modular buildings.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a

determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The Series A Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Series A Preferred Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have not yet generated any profits

Boxabl was formed on 12/2/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Boxabl has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Casita is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The company has realized significant operating losses to date and expects to incur losses in the future.

The company has operated at a loss since inception, and these losses are likely to continue. Boxabl's net loss for 2019 was $707,547 and its net loss for 2018 was $110,768, and for the six month period ended June 30, 2020, Boxabl experienced a net loss of $335,117. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company's auditor has prepared its audit report on the basis of the company continuing to operate as a going concern.

The company's auditor has issued a "going concern" opinion on the company's financial statements. The company incurred a net loss of $707,547 during the year ended December 31, 2019, and has limited revenues, which creates substantial doubt about its ability to continue as a going concern.

Our future success is dependent on the continued service of our senior management and in particular our Founder and Chief Executive Officer Paolo Tiramani.

Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Paolo Tiramani, who designed and patented our core intellectual property. The experience, technical skills and commercial relationships of our key personnel provide us with a competitive advantage, particularly as we are building our brand recognition and reputation.

We may not be able to effectively manage our growth, and any failure to do so may

have an adverse effect on our business and operating results.

We have received substantial interest in our Casita Boxes and will strive to meet that demand. This will require significant scaling up of operations, including acquiring facilities space, and skilled labor. To date, we do not have any experience manufacturing our products at a commercial scale. If we are unable to effectively manage our scaling up in operations, we could face unanticipated slowdowns and problems and costs that harm our ability to meet production demands.

Decreased demand in the housing industry would adversely affect our business.

Demand for new housing construction is tied to the broader economy and factors outside the company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we could experience a slower growth in demand for our Boxes.

If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected.

As a new entrant in the highly competitive home construction market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality and reliability. To date, we have built a positive reputation based on our demonstration products for trade shows and conferences. As we expand operations to selling Boxes, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed.

We depend upon our patents and trademarks licensed from a related party. Any failure to protect those intellectual property rights, or any claims that our technology infringes upon the rights of others may adversely affect our competitive position and brand equity.

Our future success depends significantly on the intellectual property created by our founder and which is owned by a related entity, Build IP LLC. If Build IP LLC is unable to protect that intellectual property from infringement, or if it is found to infringe on others our business would be materially harmed as competitors could utilize our same building and shipping designs.

We have not yet outfitted our initial manufacturing facility to begin production as the scale necessary to make the business viable.

Proceeds from this offering will be used to outfit our initial manufacturing space in the Las Vegas area for our Boxes. Previously, we had only enough space to produce demonstration products. Our business relies on being able to produce our Boxes at scale, which can only be done once we have manufacturing space that is large enough for specialization of functions during the manufacturing process. If we are not able to outfit our initial manufacturing space in a timely manner, or on reasonable terms, our financial results may be negatively impacted.

We have accepted deposits for a product we are not yet able to produce at scale.

As of the date of this offering circular, we have accepted deposits ranging from $100

to $1,200 from approximately 2,000 prospective customers. These deposits are being recorded as liabilities of the company and have not been maintained in a segregated account. As such, if the company is not able to deliver the requested product, we will be obligated to return the deposit, whether funds are available or not. If the prospective purchaser merely decides to not purchase a Box once they are available, they will forfeit their deposit.

We require additional capital in order to produce Casitas that have already been ordered from the company

In December 2020, we received two purchase orders to deliver 156 Casitas by November 18, 2021. We currently do not have the capacity to meet that delivery deadline and require additional capital to outfit our manufacturing facility in order to construct enough Casitas to meet that order. If we are unable to meet the delivery deadline, we may be required to repay amounts already paid under the purchase order, and the company's reputation may be harmed.

We will rely on third-party builders to construct our Boxes on site as well as we intend to rely on third-party franchisees. The failure of those builders to properly construct homes and franchisee manufacturers to properly manufacture Boxes could damage our reputation, result in costly litigation and materially impact our ability to succeed.

We sell our Boxes to Boxabl trained and certified builders, who are then responsible for on-site building and assembly. Purchasers can also order directly from us, and they will need to engage their own builders. We may discover that builders are engaging in improper construction practices, negatively impacting the reliability of our Boxes. Further, we not only intend to manufacturer the Boxes at our own factories but also to rely on third-party franchisees to manufacture our Boxes. To the extent that we do, we cannot be certain that any such franchisees will act in a manner consistent with our standards and requirements and produce Boxes in accordance with our quality standards. We may discover that our franchisees do not end up operating their franchises in accordance with our standards or applicable law. The occurrence of such events by the builders or franchisees could result in liability to us, or reputational damage.

If an unknown defect was detected in our Boxes or Box designs, our business would suffer and we may not be able to stay in business.

In the ordinary course of our business, we could be subject to home warranty and construction defect claims. Defect claims may arise a significant period of time after a building with our Boxes has been completed. Although we maintain general liability insurance that we believe is adequate and may be reimbursed for losses by subcontractors that we engage to assemble our homes, an increase in the number of warranty and construction defect claims could have a material adverse effect on our results of operations. Furthermore, any design defect in our components may require us to correct the defect in all of the projects sold up until that time. Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business. Even a defect that is relatively minor could be extremely costly to correct in every home and could impair our ability to operate profitably.

The housing industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business.

The housing industry is highly competitive and we compete with traditional custom builders, manufactured and modular home builders, and other innovative entrants. In addition, we compete with existing homes that are offered for sale, which can reduce the interest in new construction. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability.

Government regulations may cause project delay, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations.

We are subject to state modular home building codes, and projects are subject to permitting processes at the local level. If we encounter difficulties with obtaining state modular home approvals, we could experience increased costs in obtaining those approvals. Until state approvals are obtained, we would be limited in our ability to access that state market. Further, modular home codes may change over time, potentially increasing our costs, which we may not be able to pass on to customers, negatively impact our sales and profitability.

Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on our business.

Our raw materials consist of steel, foams, and plastics, which primarily are sourced from, or dependent on materials sourced domestic vendors who may source their material from overseas. The costs of these materials may increase due to increased tariffs or shipping costs or reduced supply availability of these materials more generally. Further, global or local natural disruptions, including the COVID-19 pandemic, may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of products. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price.

The company has broad discretion in the use of proceeds in this Offering.

The company has broad discretion on how to allocate the proceeds received as a result of this Offering and may use the proceeds in ways that differ from the proposed uses discussed in this offering circular. If the company fails to spend the proceeds effectively, its business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

Any valuation at this stage is difficult to assess.

The valuation for this offering was established by the company based on the best estimates of management, and is not based on historical financial results. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early stage companies, is difficult to assess and you may risk overpaying for your investment.

We include projections of future plans and performance in this offering circular. Projections rely on the occurrence of stated assumptions and should not assumptions not be correct or not occur, then the stated projections may be inaccurate.

We include projected timelines in our "Plan of Operations" and include projected cost comparisons on our offering page. Those projections will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer acceptance, competition, general economic conditions and our own inability to execute our plans. Potential investors should take the assumptions in consideration when reading those projections, and consider whether they think they are reasonable.

You will not have significant influence on the management of the company.

The day-to-day management, as well as big picture decisions will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

This investment is illiquid.

There is no currently established market for reselling these securities and the company currently has no plans to list any of its shares on any over-the-counter (OTC) or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

In order to fund future growth and development, we will likely need to raise additional funds in the future through offering equity or debt that converts into equity, which would dilute the ownership percentage of investors in this offering. See "Dilution." Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the Series Seed Preferred Stock, and we may be required to accept terms that restrict our ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditures will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact our business, development, financial condition, operating results or prospects.

We have exclusively licensed patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 17+ trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Paolo Tiramani	222,000,000	Common Stock	74.0
Galiano Tiramani	78,000,000	Common Stock	26.0

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and Series A-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,535,211 of Series A-1 Preferred Stock.

Common Stock

The amount of security authorized is 425,000,000 with a total of 300,000,000 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Common Stock.

Series A Preferred Stock

The amount of security authorized is 20,251,698 with a total of 18,661,052 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Articles of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend payable on each outstanding share of Common Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) with respect to the holders of Series A Preferred Stock, (i) one (1) times the Series A Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock on a 1:1 (i.e., 1 share of Series A Preferred Stock for 1 share of Common Stock) basis immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to clause (a) of this sentence is hereinafter referred to as the "Series A Liquidation Amount"), and (b) with respect to the holders of Series A-1 Preferred Stock, (i) one (1) times the Series A-1 Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock on a 1:1 (i.e., 1 share of Series A-1 Preferred Stock for 1 share of Common Stock) basis immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to clause (b) of this sentence is hereinafter referred to as the "Series A-1 Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series A Original Issue Price" shall mean $0.17 per share, and the "Series A-1 Original Issue Price" shall mean $0.79 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock or the Series A-1 Preferred Stock, as the case may be.

Series A-1 Preferred Stock

The amount of security authorized is 64,748,302 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A-1 Preferred Stock.

Material Rights

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Articles of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend payable on each outstanding share of Common Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) with respect to the holders of Series A Preferred Stock, (i) one (1) times the Series A Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock on a 1:1 (i.e., 1 share of Series A Preferred Stock for 1 share of Common Stock) basis immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to clause (a) of this sentence is hereinafter referred to as the "Series A Liquidation Amount"), and (b) with respect to the holders of Series A-1 Preferred Stock, (i) one (1) times the Series A-1 Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock on a 1:1 (i.e., 1 share of Series A-1 Preferred Stock for 1 share of Common Stock) basis immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to clause (b) of this sentence is hereinafter referred to as the "Series A-1 Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts

payable on or with respect to such shares were paid in full. The "Series A Original Issue Price" shall mean $0.17 per share, and the "Series A-1 Original Issue Price" shall mean $0.79 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock or the Series A-1 Preferred Stock, as the case may be.

What it means to be a minority holder

As a minority holder of Series A-1 Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,070,000.00
  Number of Securities Sold: 7,657,141
  Use of proceeds: factory
  Date: October 10, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,102,224.76
  Number of Securities Sold: 7,806,609
  Use of proceeds: factory
  Date: October 10, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $532,250.00
  Number of Securities Sold: 3,130,882
  Use of proceeds: factory
  Date: January 01, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $988,827.69
  Use of proceeds: factory
  Date: March 01, 2021
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $2,000,000.00
  Use of proceeds: factory
  Date: April 01, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for year ended December 31, 2020 was $90,000 and $60,000 in 2019. Until the company can start manufacturing Casitas, our revenues will continue to remain flat. We are anticipating that our factory will produce Boxabl units in late June 2021. We have two purchase orders to manufacture 156 Casitas by mid-October 2021. Our revenue from those two purchase orders will be $9,245,574.

Cost of Goods Sold

The company produced three prototypes in late 2019 and early 2020. The cost of goods sold were $90,000 in 2020 and $60,000 in 2019. The cost exceeded revenues in both 2020 and 2019 and offset revenue. The remaining balance of cost of goods sold was reclassified to Research and Development. Research and Development costs were $302,432 in 2020 and $507,347 in 2019.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services and patents, research and development expenses. The company's operating expenses increased to $1,162,792 in 2020 from $707,547 in 2019. Wage expenses increased in 2020 by $220,000 from 2019 due to the majority shareholders started to be paid in the fourth quarter 2020. Legal fees increased in 2020 by $128,220 due to the preparations for the company offerings. Sales and marketing increased in 2020 by $171,342 due to marketing efforts to increase in Boxabl exposure for our product and offerings.

Historical results and cash flows:

The company has operated at a loss since inception, and these losses are likely to continue until we are able to begin manufacturing our product. The company's cash flow was from net proceeds from offerings. We expect to begin manufacturing in June 2021. We plan to deliver about 210 homes at $59,267 per unit, which puts the projected sales at $12M with projected COGS and expenses at $22M.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2020, the company has $3,676,341 in cash and will continue to raise cash through offerings. The major shareholder if necessary, can loan money to the business to keep our timeline on track.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be to purchase additional equipment and to build our second assembly line for manufacturing and eventually move to a larger facility that will provide the space necessary increase our productivity by 500%.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will provide us the necessary capital to expand production facilities and reduce the timeline to producing the necessary demand we have received from our customers and investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we can raise the minimum amount from offerings, the company will have the necessary capital to pay StartEngine for their fees, along with some equipment, overhead, and marketing. We will have enough capital to operate for no additional time.

How long will you be able to operate the company if you raise your maximum funding goal?

If we can raise the maximum amount from this offering, the company will have enough capital to operate for 18 months. To meet the demand of our product, we will need to expand our capacity to produce more units.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company does have an option of having future offerings in the future to meet the capital requirements to continue to grow and increase efficiency and lower production

costs.

Indebtedness

- **Creditor:** Loan Payable to Officers
  Amount Owed: $563,911.00
  Interest Rate: 4.25%
  The Company executed a promissory note to the Company's majority shareholder and CEO subsequent to the year ended December 31, 2020, to finalize the terms. The proceeds, for which all were received in 2020, were used for operations and manufacturing three casita prototypes. As of December 31, 2020, the loan amount is $563,911, plus accrued, and unpaid interest thereon and is due on demand. The principal balance outstanding bears a simple interest rate at the annual "prime rate" published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest shall accrue on the entire principal sum of this promissory note beginning January 1, 2021.

- **Creditor:** Convertible Notes Payable
  Amount Owed: $2,988,828.00
  Interest Rate: 10.0%
  Maturity Date: March 31, 2023
  On November 17, 2020, the Company commenced an offering of convertible promissory notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of convertible promissory notes. Simple interest will accrue on an annual rate of 10.0% per annum. If the Company issues securities, under the anticipated Regulation A offering, the convertible promissory notes and accrued interest will automatically convert into shares offered under that offering at a conversion price equal to 75% of the per-share price paid by the purchasers of such equity securities in the offering. If the convertible promissory notes have not been previously converted, principle and unpaid accrued interest will be due and payable at March 31, 2023. A beneficial conversion feature was not recorded as the convertible promissory notes are contingently convertible. As of December 31, 2020, the Company received $167,700 in convertible promissory notes. The Company subsequently received an additional $2,821,128 in proceeds.

- **Creditor:** Paycheck Protection Program ("PPP") Loan (thru Cross River Bank)
  Amount Owed: $50,000.00
  Interest Rate: 1.0%
  Maturity Date: March 24, 2026
  The interest rate will be 100 basis points or one percent, calculated on a non-compounding, non-adjustable basis. Maturity is five years.

Related Party Transactions

- **Name of Entity:** Paolo Tiramani
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company has a verbal contract with the majority shareholder and CEO to share certain costs related to office space, support staff, and consultancy services for which the related party covers the costs for which are incurred on behalf of the Company.
  Material Terms: There are no markups on these shared costs by the related party. During the year ended December 31, 2019, the controlling member contributed $630,810 to the Company for operating capital and research and development costs. As of December 31, 2020, the loan amount is $563,911, plus accrued, and unpaid interest thereon and is due upon demand.

- **Name of Entity:** Build IP LLC
  Names of 20% owners: Paolo Tiramani
  Relationship to Company: Build IP LLC
  Nature / amount of interest in the transaction: The Company entered into an exclusive license agreement with Build IP LLC, an entity controlled by the Company's majority shareholder and CEO.
  Material Terms: Under the terms of the agreement, Build IP LLC has agreed to license its structure, transport, and trademark patents to the Company. Quarterly royalty payments of 1% are due on royalty-bearing sales. As of December 31, 2020, no amounts are due under the agreement.

Valuation

Pre-Money Valuation: $226,249,346.92

Valuation Details:

The Company determined its valuation based on analysis of multiple factors, including its prior valuation; reservations, paid deposits, and purchase orders; projected sales and DCF analysis; and market size and potential disruptibility of our product.

The Company had an implied valuation of $42M in its prior Reg CF and Reg D offerings. Our prior Reg CF raise was based on a plan to build a small factory that would produce 300 casitas per year. Since then, we have gained a lot of traction, including over a billion dollars in potential revenue from reservations, thousand of paid deposits, and a large federal government contract. As a result, we are starting a factory that is 10x larger, and we plan to produce 3,600 casitas per year.

Although we are a pre-revenue company, the federal government has placed two purchase orders totaling $9.2M. We expect to be in production this year and deliver about 210 homes at $59,267 per unit, including this government order, which puts the projected sales at $12M with projected COGS and expenses at $22M. By 2022, we plan

to produce 3,000 homes at $50,000 per unit, which puts the projected sales at $180M with COGS and expenses at $134M. By 2024, we project to produce 3,500 homes at $70,000 per unit, which puts the projected sales at $245M with COGS and expenses at $174M.

Based on the projections and manufacturing plans created by the Boxabl team with the help of Porsche Consulting, we expect our factory to produce 3,600 homes per year once it is operating at full speed on two shifts. These projections are based on size of the building, type of equipment, and total number of laborers needed. We will spend 2021 setting up and learning the ropes, when manufacturing is fully operational, we expect it to be very fast.

Another important factor that we considered was total market size of the global building construction industry, which was valued at $5.8 trillion in 2020. At Boxabl, we believe that we have the potential to be a solution for almost any building type. We also believe that our technology can disrupt building construction on a massive scale by moving one of the last big pre-factory industries into the factory assembly line.

We looked at other public companies when considering the valuation. We also took other disruptive hardware startups, and factory built housing companies, averaged their PE ratios and applied a large discount. We also performed a discounted cash flow analysis. We weighed all these considerations carefully when choosing our $226M valuation. We also took demand into account, since we had a prior successful Reg CF raise. Even though the factory we are starting with in lieu of the original Reg CF plan is 10x bigger, the valuation is not 10x bigger.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: all preferred stock is converted to common stock. The Company does not have any options, warrants, and other securities with a right to acquire shares are exercised, and any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,394,827.64 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.64 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  We are using the majority of this money to pay for equipment and overhead for our new factory. We will also target less than 10% to go towards marketing fees.

- *Operations*
  86.5%
  We are using the majority of this money to pay for equipment and overhead for our new factory. We will also target less than 10% to go towards marketing fees.

If we raise the over allotment amount of $3,929,999.81, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  We are using the majority of this money to pay for equipment and overhead for our new factory. We will also target less than 10% to go towards marketing fees.

- *Operations*
  86.5%
  We are using the majority of this money to pay for equipment and overhead for our new factory. We will also target less than 10% to go towards marketing fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.boxabl.com/ (https://www.boxabl.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/boxabl

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S AUDIT FOR BOXABL. INC.

[See attached]

Boxabl Inc.

Financial Statements

For the Years Ended December 31, 2020 and 2019

Contents



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Management and Directors of Boxabl Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Boxabl Inc. (formerly Boxabl, LLC) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, members' and stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has experienced operational losses from Inception and has yet to commence its intended operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbmckennon

dbb*mckennon*
San Diego, California
April 22, 2021

2

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego


Boxabl Inc.
(formerly Boxabl, LLC)

Balance Sheets


	December 31, 2020	December 31, 2019
Assets		
Current assets:		
Cash and cash equivalents	$ 3,676,341	$ 115,980
Deferred cost of sales	-	90,000
Prepaid expenses	126,838	-
Other current assets	-	4,009
Total current assets	3,803,179	209,989
Machinery and equipment, net	53,222	69,889
Security deposits	526,000	-
Deferred offering costs	13,000	-
Deposits on equipment	410,606	-
Total assets	$ 4,806,007	$ 279,878
Liabilities and Stockholders'/ Members' Equity		
Current liabilities:		
Accounts payable	$ 126,689	$ 149,272
Deferred revenue	2,346,893	60,000
Customer deposits	376,175	-
Loan payable- related party	563,911	-
Other current liabilities	27,400	-
Total current liabilities	3,441,068	209,272
Convertible promissory notes	167,700	-
Total liabilities	3,608,768	209,272
Commitments and contingencies		
Members' equity		888,921
Series A Preferred stock, $0.0001 par, 75 million shares authorized, 17,086,479 shares issued and outstanding	2,289,425	-
Common stock, $0.0001 par, 425 million shares authorized, 300 million shares issued and outstanding.	30,000	-
Additional paid-in capital	858,921	-
Accumulated deficit	(1,981,107)	(818,315)
Total stockholders'/members' equity	1,197,239	70,606
Total liabilities and stockholders'/members' equity	$ 4,806,007	$ 279,878

See Notes to the Financial Statements.

Boxabl Inc.
(formerly Boxabl, LLC)
Statements of Operations

	For the Year Ended December 31, 2020		For the Year Ended December 31, 2019	
Revenue	$	90,000	$	60,000
Cost of goods sold		90,000		60,000
Gross profit		-		-
Expenses:				
General and administrative		677,313		188,495
Sales and marketing		183,047		11,705
Research and development		302,432		507,347
Total operating expenses		1,162,792		707,547
Operating loss		(1,162,792)		(707,547)
Net loss	$	(1,162,792)	$	(707,547)
Net loss per common share – basic and diluted	$	(0.00)		-
Weighted average common shares – basic and diluted		300,000,000		-

See Notes to the Financial Statements

Boxabl Inc.
(formerly Boxabl, LLC)
Statement of Changes in Stockholders' and Members
Equity for the Years Ended December 31, 2020 and 2019

	Members' Equity	Series A Preferred Stock Shares	Amount	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' & Members' Equity
Balance, December 31, 2018	$ 258,111	-	$ -	-	$ -	$ -	$ (110,768)	$ 147,343
Members' contributions	630,810	-	-	-	-	-	-	630,810
Net loss	-	-	-	-	-	-	(707,547)	(707,547)
Balance, December 31, 2019	888,921	-	-	-	-	-	(818,315)	70,606
Conversion of LLC to C Corporation	(888,921)	-	-	300,000,000	30,000	858,921	-	-
Issuance of Series A Preferred Stock	-	17,086,479	2,439,225	-	-	-	-	2,439,225
Offering costs	-	-	(149,800)	-	-	-	-	(149,800)
Net loss	-	-	-	-	-	-	(1,162,792)	(1,162,792)
Balance, December 31, 2020	$ -	17,086,479	$ 2,289,425	300,000,000	$ 30,000	858,921	$ (1,981,107)	$ 1,197,239

See Notes to the Financial Statements

Boxabl Inc.
(formerly Boxabl, LLC)

Statements of Cash Flows

	For Year Ended December 31,	
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,162,792)	$ (707,547)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	16,667	8,241
Changes in operating assets and liabilities:		
Deferred costs of sales	90,000	(30,000)
Other current assets	(122,829)	(4,009)
Accounts payable	(22,582)	114,561
Deferred revenue	2,286,893	40,000
Customer deposits	376,175	-
Other current liabilities	27,400	-
Net cash provided by (used in) operating activities	1,488,932	(578,754)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment and deposits	(410,607)	(56,171)
Deposits	(526,000)	-
Net cash used in investing activities	(936,607)	(56,171)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from capital contributions	-	630,810
Proceeds from loan payable – related parties	623,870	-
Payments on loans payable – related parties	(59,959)	-
Proceeds from convertible notes payable	167,700	-
Offering costs	(162,800)	-
Proceeds from sale of Series A preferred stock	2,439,225	-
Net cash provided by financing activities	3,008,036	630,810
Net (decrease) increase in cash and cash equivalents	3,560,361	(4,115)
Cash and cash equivalents at the beginning of year	115,980	120,095
Cash and cash equivalents at end of year	$ 3,676,341	$ 115,980
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Notes to the Financial Statements.

NOTE 1- INCORPORATION AND NATURE OF OPERATIONS

Boxabl Inc., is a development stage Nevada ("C") corporation originally organized as a Nevada limited liability company, on December 2, 2017. The corporation converted from a Nevada limited liability company to a Nevada corporation on June 16, 2020. The financial statements of Boxabl Inc., (which may be referred to as the "Company", "Boxabl", "we", "us" or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's headquarters are in Las Vegas, Nevada.

Boxabl Inc., (which may refer to its product as "boxes", "casita", "ADU" or "Alternative Dwelling Unit") is in the process of building a new type of modular box with the help of modern manufacturing processes. Its product will result in superior, higher quality residential and commercial buildings in half the time and half the cost, by resolving the problems of labor shortages and using approximately 80% less building material. The Company has developed patented pending shipping technology, which will help it serve large geographic areas from one factory. This innovation allows the Company to serve the entire USA and even international markets.

NOTE 2 – GOING CONCERN

The Company incurred a net loss of $1,162,792 during the year ended December 31, 2020 and currently has limited revenues, which creates substantial doubt of its ability to continue as a going concern.

The Company expects to obtain funding through equity placement offerings until it consistently achieves positive cash flows from operations. The continuing viability of the Company and its ability to continue as a going concern is dependent on the Company being successful in its continued efforts in growing its revenue and/or accessing additional sources of capital. Management's plan to address this need includes, (a) continued exercise of tight controls to conserve cash, and (b) obtaining additional equity financing. There are no assurances that our plans will be successful. See Notes 7 and 9 for amounts raised and for additional information regarding the Company's offerings.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with GAAP and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise; government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 20, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economic and financial markets of many countries, including the geographical area in which the Company operates. Measures taken by various governments to contain the virus have affected economic activity. We have taken a several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our stakeholders and securing the supply of material that are essential to our production process. At this stage, the impact on our business and results has not been significant. We do expect a reduction in the supply of goods and materials from our foreign suppliers. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our stakeholders.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the Company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our Boxes.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

- Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of approximately five years. Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred. Major improvements with economic lives greater than one year are capitalized. Leasehold improvements will be depreciated over the lesser of the lease term or the estimated useful life.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment charges were recorded for the years ended December 31, 2020 and 2019.

Revenue Recognition

The Company adopted Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the year ended December 31, 2020 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-19. In addition, the adoption of the ASU did not have an impact on operations and financial statements. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer.
- Identification of the performance obligations in the contract.
- Determination of the transaction price.
- Allocation of the transaction price to the performance obligations in the contract.
- Recognition of revenue when or as the performance obligations are satisfied.

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company's customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risk and rewards of ownership, and customer acceptance. Revenue is recorded net of sales tax collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company records a liability for deposits for future products. The liability is relieved, and revenue is recognized once the revenue recognition criteria is met. As of December 31, 2020, and 2019, the Company had deferred revenue of $2,346,893 and $60,000 presented in the accompanying balance sheets, respectively.

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units for a total contract price of $9,245,574. The Company received a progress payment from the customer of $2,346,893 in December 2020 for which is reflected as deferred revenue.

The Company has received $376,175 in customer deposits for over 2,100 Boxabl units as of December 31, 2020. The amounts are reflected as customer deposits as the deposit does not guarantee a sales contract and is tandem to a reservation. The customer can request a refund of the deposit until a sale agreement is entered.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products used in the production of the Company's finished products, shipping, and the related labor overhead charges associated with that production. The cost of goods sold relate to contracts to provide a prototype home unit for display at a show, thus, costs incurred more than revenues recorded in connection with the contract are classified as research and development as these were determined to be costs associated with improving the Company's process, in tandem to a prototype.

Advertising and Promotion

Advertising and promotion are expensed as incurred. Advertising and promotion expense for the years ended December 31, 2020 and 2019 amounted to approximately $183,000 and $12,000, respectively, which is included in sales and marketing expense.

Research and Development

Research and development costs consisting of design, materials, consultants related to prototype developments are expensed as incurred. Total research and development costs for the years ended December 31, 2020 and 2019 are $302,432 and $507,347, respectively.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits of $250,000 per institution that pays Federal Deposit Insurance Corporation ("FDIC") insurance premiums. The Company has never experienced any losses related to these balances.

For the years ended December 31, 2020 and 2019, one customer represented 100% of the total revenues for both years. The loss of this customer would have significant impact on the Company's operations.

Income Taxes

The Company was formed as a Limited liability Company in Nevada for which the Company's policy was to record distributions to its members related to the member's federal and state income taxes that are attributable to the net income of the Company. The Company records such distributions when they are declared and made to the member. Federal and state income tax regulations require that the income or loss of a limited liability Company be included in the tax returns of the members; accordingly, there are no liabilities or provisions for income taxes recorded in the accompanying financial statements for the year ended December 31, 2019.

On June 16, 2020, the Company converted to a Nevada Corporation. The conversion was tax-free under Internal Revenue Code, which is typically defined as a mere change in identity, form, or place of organization. Management elected to terminate the LLC election effective June 15, 2020 and the Company will operate for tax purposes as a C corporation from that date forward.

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Tax positions initially must be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently are to be measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and relevant facts.

During the year ended December 31, 2020, the Company evaluated its net deferred tax assets of $167,794, which consisted primarily of net operating loss carryforward and determined a full valuation allowance was appropriate.

At December 31, 2020, the Company's net operating loss ("NOL") carry forward was $852,242, which originated from losses from June 15, 2020 forward. NOLs originating in 2020 can be carried forward indefinitely. The difference between the statutory rate of 21% and the effective tax rate is due to a full valuation allowance on deferred tax assets.

As of December 31, 2020, and 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company's tax return from 2018 forward is open to federal and state tax examination. As of December 31, 2020, and 2019, there were not ongoing tax examinations.

Deferred Offering Costs

Incremental costs directly associated with the offering of securities are deferred and charged against the gross proceeds of the offering upon completion. Costs associated with the Company's Regulation CF and Regulation D totaled $149,800 which are netted against the related proceeds within stockholders' equity. The Company had $13,000 of deferred offering costs, included in the non-current asset section, on the accompanying balance sheet at December 31, 2020 related to its anticipated Regulation A offering.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020, diluted net loss per share is the same as basic net loss per share for each year. As of December 31, 2020, the Company's potentially dilutive instruments

were the convertible promissory notes for which a conversion price had not been established and the Series A preferred stock for which is contingently convertible.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. Due to the FASB extension in June 2020, the guidance is effective for annual and quarterly periods beginning after December 15, 2021. The Company is currently determining the impact on their financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4 – PROPERTY AND EQUIPMENT

The Company's property and equipment consist of the following amounts as of December 31, 2020, and 2019:

	December 31, 2020	December 31, 2019
Machinery and Equipment	$ 83,336	$ 83,336
Less Accumulated Depreciation	(30,114)	(13,447)
	$ 53,222	$ 69,889

During the years ended December 31, 2020 and 2019, the Company recognized $16,667 and $8,241 in depreciation expense, respectively.

In November 2020, the Company ordered $800,827 in factory equipment to be delivered in 2021. $400,450 in deposits payments were paid as of December 31, 2020. The total amount recorded as Deposits on Equipment on the balance sheet.

NOTE 5 – DEBT

Loan Payable to Officers

The Company executed a promissory note to the Company's majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize the terms. The proceeds, for which all were received in 2020, were used for operations and manufacturing three casita prototypes. As of December 31, 2020, the loan amount is $563,911, plus accrued, and unpaid interest thereon and is due on demand. The principal balance outstanding bears a simple interest rate at the annual "prime rate" published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest shall accrue on the entire principal sum of this promissory note beginning January 1, 2021.

Convertible Notes Payable

On November 17, 2020, the Company commenced an offering of convertible promissory notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of convertible promissory notes. Simple interest will accrue on an annual rate of 10.0% per annum. If the Company issues securities, under the

anticipated Regulation A offering, the convertible promissory notes and accrued interest will automatically convert into shares offered under that offering at a conversion price equal to 75% of the per share price paid by the purchasers of such equity securities in the offering. If the convertible promissory notes have not been previously converted, principle and unpaid accrued interest will be due and payable at March 31, 2023. A beneficial conversion feature was not recorded as the convertible promissory notes are contingently convertible. As of December 31, 2020, the Company received $167,700 in convertible promissory notes. See Note 9 for additional convertible notes received subsequent to December 31, 2020.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a verbal contract with the majority shareholder and CEO to share certain costs related to office space, support staff, and consultancy services for which the related party covers the costs for which are incurred on behalf of the Company. There are no markups on these shared costs by the related party. During the year ended December 31, 2019, the controlling member contributed $630,810 to the Company for operating capital and research and development costs. Amounts provided by the related party in 2020 were treated as loans, see Note 5 for additional information.

The Company entered into an exclusive license agreement with Build IP LLC, an entity controlled by the Company's majority shareholder and CEO. Under the terms of the agreement, Build IP LLC has agreed to license its structure, transport, and trademark patents to the Company. Quarterly royalty payments of 1% are due on royalty-bearing sales. As of December 31, 2020, no amounts are due under the agreement.

See Note 5 and 7 for additional related party transactions.

NOTE 7 – STOCKHOLDERS' EQUITY / MEMBERS' EQUITY

Members' Equity

The Company accounts for membership units as a percentage. As of December 31, 2019, 100% of the membership units were issued and outstanding. Allocation of income, losses, and voting was based on the percentages held by holder.

During the year ended December 31, 2019, the Company's member contributed $630,810 to fund operations and manufacture three Casita prototypes.

Preferred and Common Stock

The Company converted to a C-Corporation in the state of Nevada on June 16, 2020. In conjunction with the conversion, the Company authorized the issuance of 425 million shares of common stock with a par value of $0.0001 and 75 million shares of preferred stock with a par value of $0.0001. The Company initially designated all shares of preferred stock as "Series A Preferred Stock", see below for rights and preferences.

On February 24, 2021, the Company filed an amendment to the articles of incorporation which increased the number of authorized preferred shares to 85 million, for which 20,251,698 and 64,748,302 shares were designated as Series A Preferred Stock and Series A-1 Preferred Stock, respectively.

On June 16, 2020, 300 million common shares were issued to the Company's two stockholders in exchange for their membership interests in Boxabl, LLC.

The Series A Preferred Stock has the following preferences:

Holders of Series A Preferred Stock are not entitled to any voting rights. Shares of Series A preferred stock are convertible to common stock on a one for one basis upon the Company's IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A Preferred Stock before payment is made to any holders of common stock. The Company's stockholders agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The Series A-1 Preferred Stock has the following preferences:

Holders of Series A-1 Preferred Stock are not entitled to any voting rights. Shares of Series A-1 preferred stock are convertible to common stock on a one for one basis upon the Company's IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-1 Preferred Stock before payment is made to any holders of common stock. The Company's Stockholders Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The "Series A Original Issue Price" shall mean $0.17 per share, and the "Series A-1 Original Issue Price" shall mean $0.79 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock or the Series A-1 Preferred Stock, as the case may be.

The Company's Regulation CF and Regulation D capital raises resulted in net proceeds of $2,022,425 and the issuance of 15,515,891 Series A Preferred Stock at $0.14 per share during the year ended December 21, 2020.

On December 2, 2020, the Company was offering up to $1,000,000 worth of Series A Preferred Stock pursuant to Regulation D to investors at a price of $0.17 per share. The capital raise resulted in proceeds of $267,000 and the issuance of 1,570,588 Series A Preferred Stock at $0.17 per share as of December 31, 2020.

On December 13, 2020, the Company engaged a broker dealer to perform administrative and compliance related functions in connection with the Company pending Regulation A capital raise of up to $49,500,000. No underwriting or placement agent services will be provided. As compensation for the services, the Company has agreed to pay the broker dealer a commission equal to 1% of the amount raised in the offering to support the offering on all newly invested funds. In addition, the agreement requires the payment $20,000 after the issuance of a No Objection Letter by FINRA and reimbursement of up to $5,000 in expenses. In December 2020, the Company paid $13,000, and was recorded in other assets as deferred offering costs in the accompanying balance sheet as of December 31, 2020.

On October 17, 2020, the Company entered into an exclusive placement agency agreement. Under the terms of the agreement the Company is to pay the placement agency between 2-7.0% of the aggregate subscription

proceeds for equity sold under the ongoing offerings, including the pending Regulation A offering depending on various factors.

The Company has filed to raise up to $49,500,000 pursuant to Regulation A offering. The Company is offering a maximum of 62,658,228 shares of its Series A-1 Preferred Stock at a price of $0.79 per share on a "best-efforts" basis, as well as up to 3,571,429 shares of its Series A Preferred Stock at a price of $0.14 per share. The Company has set a minimum of $1,000,000 in gross proceeds to be received prior to the occurrence of any closing for Series A -1 Preferred Stock. There is no minimum for the Series A Preferred Stock.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Significant Contracts

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units, for a total contract price of $9,245,574. The Company will receive two progress payments. The first progress payment is 25% of the purchase order price upon acceptance of the purchase order, and the second progress payment is 25% of the purchase order price due on or after 120 days after the date of the purchase order acceptance. The remaining 50% of the purchase order balance will be prorated by the number of units included in each shipment. The Company received a progress payment of $2,346,893 in December 2020 which was recorded as deferred revenue on the balance sheet as of December 31, 2020. The 156 Casitas are to be completed and delivered by October 2021.

Operating Lease

The Company has a verbal lease agreement with a related party to rent warehouse and office space on a month-to-month basis. The Company's portion of the monthly rent is approximately $4,200.

Total rent expense for the years ended December 31, 2020 and 2019 was $48,127 and $42,959, respectively.

On December 29, 2020, the Company signed a 65-month lease for their 173,000 sq ft. factory facility, commencing on May 1, 2021. As of December 31, 2020, a $525,000 security deposit, first month's rent, $87,229, and first-month's Tenant's Percentage of Operating Expense Fees (CAM's) $19,109, have been paid to the landlord. The monthly CAM will vary from month to month. The first month CAM will begin on May 1, 2021. The Company's first five (5) months have been abated by the landlord and the Company will begin making monthly rent payments on October 1, 2021. Rents increase by 3% annually.

The following table summarizes the Company's future minimum commitment under the non-cancelable operating lease agreements as of December 31, 2020.

Date	Total
2021	$ 284,641
2022	1,091,677
2023	1,106,012
2024	1,139,192
2025	1,173,368
Thereafter	903,465
Totals	$ 5,698,355

Litigation

There are no legal proceedings, which the Company believes will have a material adverse effect on its financial position.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events thru April 22, 2021, the date on which the financial statements were available to be issued.

The Company's $1,000,000 offering of Series A Preferred Stock pursuant to Regulation D raised an additional $265,250 in proceeds and the issuance of 1,560,294 Series A Preferred Stock at $0.17 per share.

The Company's offering of convertible promissory notes pursuant to Regulation D raised an additional $2,821,128 in proceeds. $2.0 million of the proceeds received are convertible at 50% discount to the proposed Regulation A offering price.

The Company purchased $1,264,000 in factory equipment in 2021.

In February 2021, the Company received the second progress payment from a customer in the amount of $2,275,892 as stipulated in the purchase order. See Note 8.

In March 2021, the Company obtained a $50,000 Paycheck Protection Program loan, backed by the Small Business Administration.

See Note 7 for an additional subsequent event.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









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Boxabl

Mass Production Building System

BOXABL
build the world

Website | Los Angeles, CA | CATEGORY 1 | CATEGORY 2

Boxabl has created a building system that's compatible with scalable factory mass production. Our mission is to significantly lower the cost of homeownership for everyone. Obsessively designed to the highest standards of quality, strength, and sustainability to last for generations.

$0.00 raised

0 Investors	$0 Valuation
$0.00 Price per Share	$100 Min. Investment
Common Shares Offered	Equity Offering Type
$ Offering Max	0 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Our building modules are easily shippable, factory manufactured, and engineered for endless custom configurations. We already have over 20,000 reservations for the product and approximately 2,000 paid deposits. The US federal government is our first initial customer with an order of ~$9.2 million.
- We are currently launching a 170,000 square foot factory with the capacity to produce thousands of easily shippable homes and millions in revenue.
- This is one of the only building systems compatible with automobile-style factory mass production, protected by 17+ patent filings and growing. We are ready to disrupt the massive and outdated trillion dollar building construction market.

"Our mission is to mass produce upscale, low cost housing on a worldwide scale."

THE PROBLEM

Housing Construction Is Stuck in the Past

Most modern products are mass produced on an assembly line, lowering costs and increasing availability (Source). However, housing is still built by hand, making construction expensive and leading to global housing shortages (Source).

Everything that is high quality and low cost is built by assemblyline process.

Yet the housing industry is still living 100s of years in the past.

* Source



One reason is that we believe factory built housing has a shipping problem.



We are ready to bring housing construction into the modern era.

THE SOLUTION

A Factory for Mass-Produced Housing

We have made it possible to mass produce housing in a factory through shipping and manufacturing innovations. Our room module, the Casita, folds up to a shippable dimension, and upon arrival unfolds and sets up to a complete house in just a few hours. Although it has many use cases, right now our market focus is backyard houses in California.



Rendering of Boxabl images are computer generated demo versions.

Now, we are setting up a house factory. We are in the final stages of setting up 170,000 square feet of factory space in Las Vegas for a plant that produces 2,000-4,000 homes per year.



THE MARKET

Demand for Accessory Dwelling Units Is Growing*

Backyard accessory dwelling units (ADU) are increasing in popularity in California and other places due to new laws that streamline the permitting process and allow construction in more places (Source). We have already received interest from customers for Casitas that will far exceed our ability to supply product for the next several years.

In addition, our initial orders from the federal government indicate to us that a large part of our demand could come from the federal government to supply FEMA, the military, HUD and more.

* Source





*Rendering of Boxabl. Images are computer generated demo versions.

The planned Boxabl building system should be able to construct almost any building type, expanding our future total attainable market size in the multi-trillion global building construction market. While most buildings are still built by hand, one at a time, we hope that our building system can change this and bring building construction into the factory.

> **Global Construction Market - 2019**
> ## $12,744.4 Billion

> **Global Construction Market - 2023 forecasted**
> ## $15,482 Billion

Source

OUR TRACTION

We Have the Demand and We're Ready for the Factory

Our product has already received enthusiastic demand from potential customers:

- Over $1 billion in potential revenue for "reserved" Casitas by over 20,000 potential customers in less than one year.
- About 10% of these reservations include deposits paid. These customers alone have a potential of $100,000,000+ in revenue.
- We have received 2 purchase orders from ADS, Inc., to deliver 156 homes to the federal government.



In order to meet this demand, we have the following plans:

- Open an initial production facility of ~170,000 sq ft projected to produce 3,000 Casitas annually by 2022, with potential $180,000,000 in revenue, with $134M in cost of goods sold and expenses.
- Partner with Volkswagen Groups Porsche Consulting Inc. for the design and implementation of Boxabl's new factory
- Plan for worldwide expansion using other people's capital via a partner factory model. 100+ individuals and companies indicated interest in opening partner factories in almost every major country.

Our innovative system is protected by 17+ patent filings and growing.



WHAT WE DO

We Build High Quality, Shippable Housing

Our flagship product is called the Casita. It's our smallest room module, 20x20, fitted out as a studio apartment.

Complete right out of the box



Rendering of Boxabl images are computer generated demo versions.

Customizable To Fit Your Life



Kitchen Box

**Family-Size Kitchen • Appliances Included
Island Counter • Room For A Huge Table**

Rendering of Boxabl images are computer generated demo versions.

The Casita is expected to sell for $50,000. . It can be set up in someone's backyard in less than a day. The product is planned to include washer, dryer, fridge, stove, bathroom, kitchen, electric, HVAC and more. Just add your bed or couch and you have a turnkey, ready-to-go home.



Our testing indicates the Boxabl Casita should be more durable, energy efficient, higher quality and more upscale than traditional buildings. These are stronger, safer, and more sustainable buildings.

Not your average building

Boxabls built in a precision factory environment from cutting edge materials and are packed with the latest technology. This means your bilding will be stronger, last longer, and be more energy efficient.

 Bug Resistant    Wind Resistant

 Water Resistant    Mold Resistant

 Fire Resistant





The product doesn't end at the Casita. We have engineered an entire building system where different sized room modules stack and connect to create any building type on the planet.



*Rendering of Boxabl. Images are computer generated demo versions.

THE BUSINESS MODEL

Turning Housing into a Factory Product

We plan to mass produce room modules in the factory and then sell them to builders and developers who permit and install them. Right now, we are focused on the Accessory Dwelling Unit market in California, but our innovative design means Boxabl can be used to construct most building types.

HOW WE ARE DIFFERENT

Shipment, Manufacturing, and Customization

None of our factory-built housing competitors appear to have a shipping solution like us, and most are just building houses the old way, with the same materials and methods, but doing it inside a warehouse. We decided to do things differently.

SHIPMENT

Our first innovation was to solve the shipping problem through our foldable building modules. We believe that if you can't ship a product easily and affordably then it doesn't make sense to build it in a factory. This is one reason why modular construction has failed to gain market share and why many buildings are still built one at a time, by hand, in the field.



MANUFACTURING

After we solved the shipping problem, we tackled the building materials and manufacturing processes. Our new design allows for faster production with less components.



Materials will be pre-cut and shaped using computer controlled equipment, and our factory will be upgraded with robot arms and other automation using

automobile manufacturing principles. From preparation of the materials all the way to installation of the buildings, we have found opportunity for innovation at every step of the process.

CUSTOMIZATION

We plan to mass produce the same rooms in a few sizes and internal configurations, but they can be combined to create endless building types. While efficient factories thrive on repeatability, we have created a system where we mass produce standardized room modules that stack and connect in the field.



These are architecturally neutral universal building blocks where 90% of the heavy lifting is done by Boxabl. The builder can combine them to create endless combinations of buildings. If the builder chooses, they can add decks, architectural finishings and different roof pitches. The possibilities are endless.

THE VISION

Combating Global Housing Shortages Through Worldwide Expansion

Our plan is to scale worldwide using a "partner factory model." We will take our branding, quality control, intellectual property, custom equipment, custom raw materials, plus more, and share it with partners who will start their own factories around the world.

The partners will bring their capital, labor and local market knowledge to set up and operate our closely monitored factories. The Boxabl mothership in Nevada will continue to develop upgrades to our products and manufacturing processes to share this with our partners on an ongoing basis. Using this partner factory model, we plan to continue expanding our reach.

WE PLAN TO

Mass Produce Houses On A Scale That Will Help To Change The World



OUR LEADERSHIP

Experienced Entrepreneurs Ready to Make a Social Impact

From industrial design and mechanical engineering to entrepreneurship and patent filings, our team's experience is comprehensive in everything it will take to make Boxabl a success.

Our founders Paolo and Galiano are dedicated to the mission of significantly lowering the cost of home ownership for everyone. They have founded several businesses with large exits and have a proven history of successful projects.



































WHY INVEST

Isn't It Time We Build Houses the Way We Build Everything Else?

We have a solution to bring building construction into the modern manufacturing era. We have found innovative ways of making it possible to manufacture, ship, and customize factory-made, high-quality housing. With 20,000 preorders and factory plans underway, we are ready to make sustainable, comfortable housing more available and affordable to everyone.

If you want to solve a global problem in a multi-trillion dollar market, then get in on the ground floor today.

BOXABL
is one of the only building system compatible with mass production
Let's solve the world's housing crisis!

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Meet Our Team

Paolo Tiramani

Founder & CEO

An industrial designer and mechanical engineer Paolo holds over 150 patent filings which have generated more than $1 billion in retail sales in a variety of industries.

Galiano Tiramani

Founder

Galiano is an entrepreneur who has founded successful startups. Notably a cryptocurrency exchange and ATM network which acts as a custodian for customer funds with an annual trade volume in excess of $10m.

Kyle Denman

Lead Engineer

Kyle is the senior engineer spearheading development of the Boxabl technology. A graduate in Mechanical Engineering from Stoneybrook University he holds over 20 civil engineering and automotive mechanical patents.

Greg Ehlers

COO

Greg has thirty-three years of experience on Wall Street where he built and managed business in several major investment banks. Greg holds a Bachelor of Science in Finance and Economics and Master's Degree from Pepperdine's Caruso School of Law.

Dennis Byrd

Director of Manufacturing

Dennis is a certified lean manufacturing professional, who possesses his Six Sigma Black Belt. He also has extensive Root Cause Analysis experience. His professional experience spans 25+ years in all facets of manufacturing.

Bryce Jones

Technology Specialist

Bryce has dedicated his time to anything and everything with a circuit board ever since he was handed an old broken-down computer at a young age. He spent the last 6 years focused on programing in the field of web development.

Hamid Firooznia
Advisor

Hamid brings 40 years of finance and tax strategies in construction, distribution, engineering, intellectual property and not-for-profit as well as high net worth individuals.

Caleb Roope
Advisor

Caleb is principal and CEO of the Pacific Companies, one of America's largest affordable housing developers. Caleb recently raised $180m to build Autovol on automated modular factory that will attempt to set a new standard for factory production.

Michael Baca
Controller

Michael Baca brings 20 years of accounting and finance in construction, real estate, start-ups, expanding into new markets as well as senior management operational roles for large corporations. Michael holds a bachelor's degree in accounting and master's degree in business administration.

Jobie Clark
Health and Safety Manager

Jobie has a bachelor's degree in occupational safety and health. He has 20 years experience with safety at manufacturing and construction companies.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Galiano here from Boxabl. I am at our new Boxabl factory - the whole thing! This new factory should produce thousands of casitas. The United States Federal Government placed an order, very large order for casitas. We are basically spending the rest of this year setting that factory up, delivering on our first order.

Now we just get to focus on this one single customer. We get to get this factory turned on, learn our craft, and then end of the year, we deliver on that order, and then, we open up to the general public. That factory is going to be amazing. It's going to be unlike any other modular house factory.

I think this is a world-changing product. And this is not just about getting rich. If we are successful with this, we are going to change lives for millions of people because the plan here is to dramatically lower housing costs for the entire world.

Exciting day today at Boxabl. We have our first piece of big equipment arriving here at the new factory. That is a large CNC cutting machine. It's going to be used to process our magnesium oxide ceramic board. So what it will do is we'll load a stack of the wall board, and the CNC cutting machine will feed itself, cut it, and then stack it all automatically. So then that board is used for the interior wall of the casitas.

So we just put this desk in here. What do you think about maybe another desk here or two person to a desk? Somebody said make a double decker and have people , but the feet will be dangling. It's not going to be good. It's not going to be practical at all.

Lots of great memories at the old Boxabl factory. We really did a tremendous amount of research, development, engineering, testing. I think we tried every possible building material, every different combination of wall panels, hinge systems, gasket systems. I probably built and destroyed hundreds and hundreds of wall panels in this building.

Follow me for a tour of the Boxabl warehouse!

Our office will actually end here at this pillar. It goes all the way that way and all the way, that way. It'll be 10,000 square feet. We're gonna have open ceilings up to 32 foot clear span, so we can put a two-story home. A two-story home inside of our studio for our guests to see. You can look down here. It will be the full production line. We'll be running all the way down there with banners describing absolutely every station in the process. Our customers will understand the very high quality of the home, and over here in this corner, we will have a 16 electric golf cart, and we will be giving pony rides. That's right, just like Disney World, and we will give a whole tour of the factory because our customers after all are our livelihood, and they are number one.

All right, guys. Thanks for doing the tour. If you want to learn more, go to boxabl.com. Check out our videos, our social media, and get your name on a waitlist.

The burning questions that were not answered in the last Boxabl video. Pretty exciting to have these guys as our initial customer. Galiano what do you think of our factory? I don't know. Is the

building big enough? I think so.

A local startup says a box will change the way homes are built. It's called Boxabl. It is kind of like building blocks put together in a matter of hours, and it's planning to make north Las Vegas its hub.

Boxabl - 1

Shawna Tiramani:
Follow me this way for a tour of the new BOXABL warehouse.

Paolo Tiramani:
Our office will actually end here at this pillar. It goes all the way that way, and all the way that way. It'll be 10,000 square feet. We're going to have open ceilings up to 32 foot clear span that we can put a two-story home inside of our studio for our guests to see. Look down here, it will be the full production line, will be running all the way down there with banners describing absolutely every station in the process. Our customers will understand the very high quality of the home. And over here in this corner, we will have a six seat electric golf cart and we will be giving pony rides. That's right, just like Disney World. And we will give a whole tour of the factory. Because our customers, after all, are our livelihood and they are number one.

Boxabl - 12

Speaker 1:
So here we are. This is the Boxabl Casita. It's a 20 by 20 foot room module. These are going to start at $50,000 delivered and they're going to come with everything except the bed and the couch. We've engineered this product to have nine and a half foot ceilings. High ceilings makes it feel like a very high quality upscale space. Take a look right here, you'll see a few of those other options. You might want to connect just an empty room or a two bedroom to your Casita to give you just a little bit more space.

Speaker 1:
Another thing we wanted to be aware of was making everything full-size. So just because you live in a tiny house, doesn't mean you're tiny. So we wanted to put a full-size fridge, full-size appliances, microwave, everything to make you feel comfortable. Follow me. We'll take a quick look in the bathroom here. Actually, this is a nice unit we have. it's a combo washer dryer. This comes stock with the Boxabl unit. So it ships with them. It's just a nice low footprint, small.

Speaker 1:
Very nice bathroom we have in here. Plenty of space. So we're trying to use all the latest tech on pretty much everything. So this is actually a heated mirror. So when you get out of the shower, you can still admire yourself with the steam won't be there. I think it also plays music too. So we've been able to fit a queen-sized bed in here, queen-sized bed in this very small, roughly 375 foot floor space.

Speaker 2:

[Elron 00:01:40], where are you? Are you sleeping again? Wake up, girl.

Speaker 1:
We've also designed a nice closet solution, lots of space, lots of room for activities. We think we might even put some bunk beds in here. That could be a possibility. We even actually have a little ironing station over here so this will be a fold-out ironing station. Another cool trick we have is the TV here. So maybe you're in the bedroom and you want to watch TV and maybe then you move to the living room and you want to watch TV over here.

Speaker 1:
Come in and take a look at my living room. Very comfortable space, actually really loving it in here. I sometimes spend a long nights working in here. In a regular house, if you're going to go and mount a picture, you might get a stud finder and look for a stud and screw into that. Our walls are rated to handle very high weights from screws or nails inserted anywhere on the wall.

Boxabl - 3

Speaker 1:
We've actually driven much heavier things onto this, and it hasn't been able to crush it. We keep trying to break these panels, but it's proving very difficult. In fact, we are renting a dump truck. So hopefully later today, we can bring the dump truck and drive it on this baby. So come on, everyone. Get on. Let's give it a few more hops, and let's see if we can break this panel. Come on, guys. Break it. All right, it's not breaking.

Speaker 1:
This is a propane torch. It's over 3,000 degrees. We've engineered a building that is clad in non-combustible materials. We are going through testing right now to give each building a multi-hour fire rating. Now, in a residential use case, fire ratings are not required. This is our wall material. I actually used to live up in Northern California, and our whole community was decimated by fire year after year after year. Pretty terrible. We think that our building should be as fireproof as possible.Boxabl - 3

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State:
	BOXABL INC.
	Entity or Nevada Business Identification Number (NVID): E7276612020-4

2. Restated or Amended and Restated Articles: (Select one) (If <u>amending and restating only</u>, complete section 1,2 3, 5 and 6)	☒ Certificate to Accompany Restated Articles or Amended and Restated Articles
	☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ☐ The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.
	☒ Amended and Restated Articles
	* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box) (If amending, complete section 1, 3, 5 and 6.)	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)
	The undersigned declare that they constitute at least two-thirds of the following:
	(Check only one box) ☐ incorporators ☐ board of directors
	The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued
	☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 100%
	☐ Officer's Statement (foreign qualified entities only) - Name in home state, if using a modified name in Nevada:
	Jurisdiction of formation:
	Changes to takes the following effect:
	☐ The entity name has been amended. ☐ Dissolution
	☐ The purpose of the entity has been amended. ☐ Merger
	☐ The authorized shares have been amended. ☐ Conversion
	☐ Other: (specify changes)
	* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: [ ] Time: [ ] (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☐ Articles have been added. ☐ Articles have been deleted. ☒ Other. The articles have been amended as follows: (provide article numbers, if available) The articles have been amended and restated in their entirety (see below). (attach additional page(s) if necessary)
6. Signature: (Required)	X _~signature~_____ President Signature of Officer or Authorized Signer Title X _____ [ ] Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

The Second Amended and Restated Articles of Incorporation of this corporation be amended and restated in their entirety to read as follows:

FIRST: The name of this corporation is Boxabl Inc. (the "Corporation").

SEE EXHIBIT A FOR A FULL TEXT OF THE THIRD AMENDED AND RESTATED ARTICLES.

This form must be accompanied by appropriate fees.


THIRD AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BOXABL INC.


Boxabl Inc., a corporation organized and existing under and by virtue of the provisions of the Nevada Revised Statutes of the State of Nevada (the "NRS"),

DOES HEREBY CERTIFY:

1.   That the name of the corporation is Boxabl Inc., and that the corporation was originally organized as a Nevada limited liability company pursuant to the Chapter 86 NRS on December 2, 2017, under the name Boxabl, LLC.

2.   The corporation converted from a Nevada limited liability company into a Nevada corporation on June 16, 2020, pursuant to Chapter 92A of the NRS.

3.   The corporation previously amended and restated its Articles of Incorporation on June 23, 2020.

4.   The corporation further amended and restated its Articles of Incorporation on July 8, 2020.

5.   That the corporation's Board of Directors (the "Board") duly adopted resolutions proposing to amend and restate the Amended and Restated Articles of Incorporation of this corporation currently in effect, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor.

6.   That the following amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 78.390 of the NRS.

7.   That these Third Amended and Restated Articles of Incorporation, which amend the provisions of the Corporation's Amended and Restated Articles of Incorporation currently in effect, have been duly adopted in accordance with Sections 78.315 and 78.320 of the NRS.

RESOLVED, that the Amended and Restated Articles of Incorporation of this corporation currently in effect be amended and restated in their entirety to read as follows:

FIRST: The name of this corporation is Boxabl Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Nevada is 6120 N. Hollywood Blvd., Ste. 104, in the City of Las Vegas, County of Clark, 89115. The name of its registered agent at such address is Paolo Tiramani.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the NRS.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 510,000,000, consisting of (a) 425,000,000 shares of Common Stock, $0.0001 par value

1

per share ("Common Stock") and (b) 85,000,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock"). The Board is expressly authorized to provide for the issuance of all or any shares of Preferred Stock in one or more series, and to fix for each such series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolutions adopted by the Board providing for the issuance of such series and as may be permitted by the NRS, including, without limitation, the authority to provide that any such series may be (a) subject to redemption at such time or times and at such price or prices, (b) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series, or (c) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation, all as may be stated in such resolution or resolutions.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

B. PREFERRED STOCK.

Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. The first series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of 20,251,698 shares, and the second series of Preferred Stock shall be designated "Series A-1 Preferred Stock" and shall consist of 64,748,302 shares, which Preferred Stock shall be entitled and subject to the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Articles of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend payable on each outstanding share of Common Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the

2

holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) with respect to the holders of Series A Preferred Stock, (i) one (1) times the Series A Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock on a 1:1 (i.e., 1 share of Series A Preferred Stock for 1 share of Common Stock) basis immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to clause (a) of this sentence is hereinafter referred to as the "Series A Liquidation Amount"), and (b) with respect to the holders of Series A-1 Preferred Stock, (i) one (1) times the Series A-1 Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock on a 1:1 (i.e., 1 share of Series A-1 Preferred Stock for 1 share of Common Stock) basis immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to clause (b) of this sentence is hereinafter referred to as the "Series A-1 Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series A Original Issue Price" shall mean $0.17 per share, and the "Series A-1 Original Issue Price" shall mean $0.79 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock or the Series A-1 Preferred Stock, as the case may be.

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series A Liquidation Amounts and all Series A-1 Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock and Series A-1 Preferred Stock, respectively, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least fifty-one percent (51%) of the outstanding shares of Preferred Stock, acting together as a single class on an as-converted basis (the "Requisite Holders"), elect otherwise by written notice sent to the Corporation at least fifteen (15) days prior to the effective date of any such event:

(a)   a merger, consolidation or statutory share exchange in which:

(i)   the Corporation is a constituent party; or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

3

except any such merger, consolidation or statutory share exchange involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation or statutory share exchange continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation, or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, statutory share exchange, sale, transfer, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event, and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. <u>Voting</u>. To the fullest extent permitted under the NRS and other applicable law, the holders of Preferred Stock shall not be entitled to vote on any matter submitted to the stockholders of the Corporation for a vote, including, without limitation, any voting right otherwise afforded to the holders of Preferred Stock under NRS 78.2055, NRS 78.207 or NRS 78.390, which are hereby denied.

4. <u>Mandatory Conversion</u>.

4.1 <u>Trigger Events</u>. At such date and time as is specified by the Board in connection with, but prior to, (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) an offering of shares of Common Stock to the public pursuant to Regulation A of the Securities Act of 1933, as amended (such date and time is referred to herein as the "<u>Mandatory Conversion Time</u>"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock on a 1:1 (i.e., 1 share of Preferred Stock for 1 share of Common Stock) basis, and (ii) such shares may not be reissued by the Corporation.

4.2 <u>Procedural Requirements</u>. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this <u>Section 4</u>. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to <u>Subsection 4.1</u>, including the rights, if any, to receive notices (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this <u>Subsection 4.2</u>. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

4.3 <u>Effect of Mandatory Conversion</u>. All shares of Preferred Stock shall, from and after the Mandatory Conversion Time, no longer be deemed to be outstanding and, notwithstanding the failure of the holder or holders thereof to surrender the certificates for such shares on or prior to such time, all rights with respect to such shares shall immediately cease and terminate at the Mandatory Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of any declared but unpaid dividends. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

5.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any rights granted to the holders of Preferred Stock following redemption.

6.   Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the NRS, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Articles of Incorporation or bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Articles of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Nevada, as the bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Nevada at such place or places as may be designated from time to time by the Board or in the bylaws of the Corporation.

NINTH: To the fullest extent permitted under the NRS and other applicable law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the NRS or any other law of the State of Nevada is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS or any other law, as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted under the NRS (including, without limitation, NRS 78.7502, NRS 78.751 and 78.752) and other applicable law, the Corporation shall indemnify any current and former directors and officers of the Corporation in their respective capacities as such and in any and all other capacities in which any of them serves at the request of the Corporation. The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS and other applicable law. If the NRS or any other law of the State of Nevada is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS or any other law, as so amended. Any amendment to or repeal of any provision or section of this Article Tenth shall be prospective only, and shall not apply to or have any effect on the right

or protection of, or the liability or alleged liability of, any current or former director or officer of the Corporation existing prior to or at the time of such amendment or repeal. In the event of any conflict between any provision of this Article Tenth and any other article of the Articles of Incorporation, the terms and provisions of this Article Tenth shall control.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (a) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (b) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (a) and (b) are "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

TWELFTH: To the fullest extent permitted by law, and unless the Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, shall be the sole and exclusive forum for any actions, suits or proceedings, whether civil, administrative or investigative (a) brought in the name or right of the Corporation or on its behalf, (b) asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (c) arising or asserting a claim arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws, (d) to interpret, apply, enforce or determine the validity of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws or (e) asserting a claim governed by the internal affairs doctrine; provided that such exclusive forum provisions shall not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or to any claim for which the federal courts have exclusive jurisdiction. In the event that the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction over any such action, suit or proceeding, then any other state district court located in the State of Nevada shall be the sole and exclusive forum therefor and in the event that no state district court in the State of Nevada has jurisdiction over any such action, suit or proceeding, then a federal court located within the State of Nevada shall be the sole and exclusive forum therefor.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under the Articles of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under the Articles of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

FOURTEENTH: To the fullest extent permitted by law, each and every natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of

7

the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) the Articles of Incorporation (including Article Twelfth), (b) the bylaws, and (c) any amendment to the Articles of Incorporation or the bylaws enacted or adopted in accordance with the Articles of Incorporation, the bylaws and applicable law.

FIFTEENTH: Notwithstanding anything to the contrary in these Articles of Incorporation or the bylaws, the Corporation is hereby specifically allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b).

SIXTEENTH: At such time, if any, as the Corporation becomes a "resident domestic corporation" (as defined in NRS 78.427), the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as amended from time to time, or any successor statutes.

*   *   *

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

4825-9190-6264

IN WITNESS WHEREOF, these Third Amended and Restated Articles of Incorporation have been executed by a duly authorized officer of this corporation on this 24 day of February 2021.

By: _____

Name: Paolo Tiramani

Title: President

EXHIBIT G TO FORM C

TTW Materials







startengine

Start Investing | Edit My Campaign | Trade NEW | Blog | Diana C.

Boxabl is currently in the **Test the Waters Phase** for **Title III** investments.

Boxabl

Mass Production Building System

BOXABL
Reserve Now

Website | Las Vegas, NV | BUSINESS TO BUSINESS

Terms

$499.84
Min. Reservation

Equity
Offering Type

RESERVE NOW

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Boxabl has created a building system that's compatible with scalable factory mass production. Our mission is to significantly lower the cost of homeownership for everyone. Obsessively designed to the highest standards of quality, strength, and sustainability to last for generations.

Overview | Team | Terms | Updates | Comments | Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1. We already have over 20,000 reservations for the product and approximately 2,000 paid deposits. The US federal government is our first initial customer with an order of ~$9.2 million.
2. We are currently launching a 170,000 square foot factory with the capacity to produce thousands of easily shippable homes and millions in revenue.
3. This is one of the only building systems compatible with automobile-style factory mass production, protected by 17+ patent filings and growing. We are ready to disrupt the massive and outdated trillion dollar building construction market.

BOXABL
Tranportation Problem Solved

Reserve Shares

Rewards

Get rewarded for investing more into Boxabl:

$3,000+
Investment
First Tier
Boxabl pays your first Casita mortgage payment (Casita portion only, not land or installation).

$5,000+
Investment
Second Tier
Get $500 off MSRP on your Casita

$7,500+
Investment
Third Tier
Get listed on website as Boxabl certified installer (after training)

$10,000+
Investment
Fourth Tier
Get $1,000 off MSRP on your Casita

$15,000+
Investment
Fifth Tier
Move to the priority waitlist. Get early access to a Casita beta testing program.

$25,000+
Investment
Sixth Tier
Get $2,500 off MSRP on your Casita

$40,000+
Investment
Seventh Tier
Get $4,000 off MSRP on your Casita

$50,000+
Investment
Eighth Tier
Priority waitlist for distribution, dealer program

$100,000+
Investment
Ninth Tier
Priority waitlist for Boxabl factory franchise



































$107,000+

Investment

Tenth Tier

$107,000+ Get a 10% discount off MSRP on a 20 Boxabl order

Meet Our Team

Paolo Tiramani
Founder & CEO
An industrial designer and mechanical engineer Paolo holds over 150 patent filings which have generated more than $1 billion in retail sales in a variety of industries.

Galiano Tiramani
Founder
Galiano is an entrepreneur who has founded successful startups. Notably a cryptocurrency exchange and ATM network which acts as a custodian for customer funds with an annual trade volume in excess of $10m.

Kyle Denman
Lead Engineer
Kyle is the senior engineer spearheading development of the Boxabl technology. A graduate in Mechanical Engineering from Stoneybrook University he holds over 20 civil engineering and automotive mechanical patents.

Greg Ehlers
COO
Greg has thirty-three years of experience on Wall Street where he built and managed business in several major investment banks. Greg holds a Bachelor of Science in Finance and Economics and Master's Degree from Pepperdine's Caruso School of Law.

Dennis Byrd
Director of Manufacturing
Dennis is a certified lean manufacturing professional, who possesses his Six Sigma Black Belt. He also has extensive Root Cause Analysis experience. His professional experience spans 25+ years in all facets of manufacturing.

Bryce Jones
Technology Specialist
Bryce has dedicated his time to anything and everything with a circuit board ever since he was handed an old broken-down computer at a young age. He spent the last 6 years focused on programing in the field of web development.

Hamid Firooznia
Advisor
Hamid brings 40 years of finance and tax strategies in construction, distribution, engineering, intellectual property and not-for-profit as well as high net worth individuals.

Caleb Roope
Advisor
Caleb is principal and CEO of the Pacific Companies, one of America's largest affordable housing developers. Caleb recently raised $100m to build Autovol an automated modular factory that will attempt to set a new standard for factory production.

Michael Baca
Controller
Michael Baca brings 30 years of accounting and finance in construction, real estate, start-ups, expanding into new markets as well as senior management operational roles for large corporations. Michael holds a bachelor's degree in accounting and master's degree in business administration.

Jobie Clark
Health and Safety Manager
Jobie has a bachelor's degree in occupational safety and health. He has 20 years experience with safety at manufacturing and construction companies.

Offering Summary

Company	BOXABL INC.
Corporate Address	6120 N. Hollywood Blvd. #104, Las Vegas, NV 89115
Offering Minimum	$9,999.64
Offering Maximum	$3,929,999.81
Minimum Investment Amount (per investor)	$499.84

Terms

Offering Type	Equity
Security Name	Series A-1 Preferred Stock
Minimum Number of Shares Offered	14,084
Maximum Number of Shares Offered	5,535,211
Price per Share	$0.71
Pre-Money Valuation	$226,249,346.92

Live Offering Perks*

$3,000+ Boxabl pays your first Casita mortgage payment (Casita portion only, not land or installation).

$5,000+ Get $500 off MSRP on your Casita

$7,500+ Get listed on website as Boxabl certified installer (after training)

$15,000+ Get $1,000 off MSRP on your Casita

$15,000+ Move to the priority waitlist. Get early access to a Casita beta testing program.

$25,000 Get $2,500 off MSRP on your Casita

$40,000 Get $4,000 off MSRP on your Casita

$50,000+ Priority waitlist for distribution, dealer program

$100,000+ Priority waitlist for Boxabl factory franchise

$107,000+ Get a 10% discount off MSRP on a 20 Boxabl order

*All perks occur when the offering is completed.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Boxabl to get notified of future updates!

Comments (54 total)

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Alejandro Aguilar-Torres 2 days ago
When will be the last day we can reserve shares?

Rany Harb 3 days ago
Hello Galiano, when will you go live? thank you for the opportunity to invest !

W Kim Colich SE OWNER 65 INVESTMENTS 3 days ago
Hi Galiano, Actually, unless you are going live in the next couple of days, it is NOT too late to add this in (and make it retroactive). Check with your SE team of advisors. Several other TTW startups have added this mid-TTW campaign, prior to going "live". Please advise. Thanks. Blessings

---

Michael Chu SE OWNER 13 INVESTMENTS 4 days ago
Hey Galiano - Could you please consider changing the rewards tiers to allow offering bonus shares based on the amount invested?

I have seen some previous invested companies on Start Engine offering 10% bonus shares based on a center level of investment such as anywhere from $2500 to $10000 investment. I would appreciate that opportunity if it became available and think other potential investors would as well.

Tal Charnes SE OWNER 4 INVESTMENTS 6 days ago
I understand you're projecting/hoping to sell 3,600 Casitas. However, you still haven't sold them, is this correct? I don't understand the 5x increase without any revenue. If you have sold them already, why the need for a raise? I would love to invest in Boxabl, just at a valuation that would allow me to make a return on my investment. Can you please explain this as I saw your pitch on Meet the Drapers and would love to invest. Thanks in advance.

> **Galiano Tiramani** - Boxabl 3 days ago
> We have sold $9m+ to the federal government which we plan to deliver later this year. We also have pre orders from 30,000 more people, 2,000 of which have paid a small deposit. We think we can sell as many as we can make for many years. We are starting with a factory that will produce 10x more Casitas than originally planned. We are going BIG! This was made possible by the huge traction and interest that has poured in from all over the world. Including the order from the government and thousands of pre orders. This first factory is projected to produce 3,600 Casitas and $180m in revenue annually on two shifts. We think this barely scratches the surface of demand for the Casita product let alone the full building system. We think our valuation is low in comparison to the total addressable market and disruptive nature of our product. If our solution does indeed allow us to mass produce housing at lower than market rates around the entire world, its a game changer.

John Wilson 5 days ago
I have been trying to invest but Startengine will not accept my APO address. I live overseas on a U.S. military base and would like to invest. Any ideas?

Brandon Benitez 1 INVESTMENT 5 days ago
If we invest, what are the rules to pulling out investment back out once it's live? Is there a time period? Or penalty fees?

> **Galiano Tiramani** - Boxabl 3 days ago
> You will not be able to get a refund once you invest. If you want to sell your investment you will have to wait until we get liquidity, hopefully by listing on a stock exchange.

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8:03

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Reserve shares in Boxabl open to the public again. Act fast startengine.com/Boxabl
BOXABL
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boxabl Great news! The general public can now reserve shares in Boxabl as we test the waters on an additional offering under Reg CF. Visit https... more

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al_coin_hound Did you guys get your Reg A+ declined ?





























8:04
BOXABL
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boxabl
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Im building an advanced housing factory.
And now you can reserve stock in my company.
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This post is doing better than 85% of your recent posts. Promote it to reach a wider audience. View Insights
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The accredited only offering ends in 72 hours! Invest now or miss out on the 25% discount convertible note. invest.boxabl.com

In other news... The general public can now reserve shares in Boxabl as we test the waters on an additional offering under Reg CF. Visit https://www.startengine.com/boxabl

https://youtu.be/-ATTsI0BOvg





If you have any questions please text Galiano at 833-447-0150 or email invest@boxabl.com

Until a Form C is filed for this offering: no money or other consideration is being solicited, and if sent in response, will not be accepted; no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and a person's indication of interest involves no obligation or commitment of any kind.

Thanks,
Galiano Tiramani - Founder

Email - invest@boxabl.com
Text - 833-447-0150